SECRETARY OF STATE


THE GREAT SEAL OF THE STATE OF
ALL FOR OUR COUNTRY
NEVADA

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **PERPETUAL INDUSTRIES INC.** did on **January 26, 2005** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.


THE GREAT SEAL OF THE STATE OF
NEVADA

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **January 27, 2005.**

DEAN HELLER
Secretary of State

By

Certification Clerk

FILED # C 1970-05

JAN 26 2005

IN THE OFFICE OF
Dean Heller
DEAN HELLER, SECRETARY OF STATE

DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation

(PURSUANT TO NRS 78)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation: PERPETUAL INDUSTRIES INC.

2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)

The Corporation Trust Company of Nevada
Name
6100 Neil Road, Suite 500
Street Address — Reno (City), NEVADA, 89511 (Zip Code)

Optional Mailing Address — City — State — Zip Code

3. Shares: (number of shares corporation authorized to issue)

Number of shares with par value: 25,000,000 Par value: $ 0.001 Number of shares without par value: N/A

4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)

1. BRENT BEDFORD
Name
5-8720 Macleod Trail South, Suite #110
Street Address — Calgary (City), Alberta (State), T2H 0M4 (Zip Code)

2.
Name
Street Address — City — State — Zip Code

3.
Name
Street Address — City — State — Zip Code

5. Purpose: (optional-see instructions)

The purpose of this Corporation shall be:

6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)

BRENT BEDFORD
Name
Signature
5-8720 Macleod Trail South, Suite #110
Address — Calgary (City), Alberta (State), T2H 0M4 (Zip Code)

7. Certificate of Acceptance of Appointment of Resident Agent:

I hereby accept appointment as Resident Agent for the above named corporation.

[signature] asst. sec. 1/26/05
Authorized Signature of R.A. or On Behalf of R.A. Company — Date

This form must be accompanied by appropriate fees. See attached fee schedule.

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT AND STATE BUSINESS LICENSE APPLICATION OF:

FILE NUMBER: C1970-2005

PERPETUAL INDUSTRIES INC.
NAME OF CORPORATION

FOR THE FILING PERIOD OF JAN, 2013 TO JAN, 2014

****YOU MAY FILE THIS FORM ONLINE AT www.nvsos.gov****

110105

The entity's duly appointed registered agent in the State of Nevada upon whom process can be served is:

THE CORPORATION TRUST COMPANY OF NEVADA
311 S DIVISION ST
CARSON CITY, NV 89703

A FORM TO CHANGE REGISTERED AGENT INFORMATION IS FOUND AT: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20130042553-55
	Filing Date and Time 01/23/2013 10:45 AM
	Entity Number C1970-2005

(This document was filed electronically.)

ABOVE SPACE IS FOR OFFICE USE ONLY

USE BLACK INK ONLY - DO NOT HIGHLIGHT

☐ Return one file stamped copy. (If filing not accompanied by order instructions, file stamped copy will be sent to registered agent.)

IMPORTANT: *Read instructions before completing and returning this form.*

1. Print or type names and addresses, either residence or business, for all officers and directors. A President, Secretary, Treasurer, or equivalent of and all Directors must be named. There must be at least one director. An **Officer** must sign the form. *FORM WILL BE RETURNED IF UNSIGNED.*
2. If there are additional officers, attach a list of them to this form.
3. Return the completed form with the filing fee. Annual list fee is based upon the current total authorized stock as explained in the Annual List Fee Schedule For Profit Corporations. A $75.00 penalty must be added for failure to file this form by the deadline. An annual list received more than 90 days before its due date shall be deemed an amended list for the previous year.
4. State business license fee is $200.00. Effective 2/1/2010, $100.00 must be added for failure to file form by deadline.
5. Make your check payable to the Secretary of State.
6. **Ordering Copies:** If requested above, one file stamped copy will be returned at no additional charge. To receive a certified copy, enclose an additional $30.00 per certification. **A copy fee of $2.00 per page** is required for **each additional copy** generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.
7. Return the completed form to: Secretary of State, 202 North Carson Street, Carson City, Nevada 89701-4201, (775) 684-5708.
8. Form must be in the possession of the Secretary of State on or before the last day of the month in which it is due. (Postmark date is not accepted as receipt date.) Forms received after due date will be returned for additional fees and penalties. Failure to include annual list and business license fees will result in rejection of filing.

CHECK ONLY IF APPLICABLE AND ENTER EXEMPTION CODE IN BOX BELOW

☐ Pursuant to NRS Chapter 76, this entity is exempt from the business license fee. Exemption code: ____

NOTE: If claiming an exemption, a notarized Declaration of Eligibility form must be attached. Failure to attach the Declaration of Eligibility form will result in rejection, which could result in late fees.

☐ This corporation is a publicly traded corporation. The Central Index Key number is: ____

☐ This publicly traded corporation is not required to have a Central Index Key number.

NRS 76.020 Exemption Codes
001 - Governmental Entity
005 - Motion Picture Company
006 - NRS 680B.020 Insurance Co.

NAME	TITLE(S)		
BRENT BEDFORD	PRESIDENT (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4
NAME	**TITLE(S)**		
BRENT BEDFORD	SECRETARY (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4
NAME	**TITLE(S)**		
BRENT BEDFORD	TREASURER (OR EQUIVALENT OF)		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4
NAME	**TITLE(S)**		
BRENT BEDFORD	DIRECTOR		
ADDRESS	**CITY**	**STATE**	**ZIP CODE**
5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of NRS Chapter 76 and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

DOUG GREIG
X ______________________
Signature of Officer

Title: GENERAL MANAGER OF OPERATIONS

Date: 1/23/2013 10:45:29 AM

FILE NUMBER

(PROFIT) ANNUAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT OF

PERPETUAL INDUSTRIES INC.

C1970-2005

NAME	TITLE(S)	ADDRESS	CITY	ST	ZIP
ROD EGAN	DIRECTOR	5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4
ALAN WIZEMANN	DIRECTOR	5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4
THOMAS RISTOW	DIRECTOR	5-8720 MACLEOD TRAIL SOUTH, #110 , CAN	CALGARY, ALBERTA		T2H 0M4